UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
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SEC FILE NUMBER
001-39331

FORM 12b-25	CUSIP NUMBER
G9027T109
NOTIFICATION OF LATE FILING

(Check one):☐ Form 10-K      ☐ Form 20-F       ☐ Form 11-K         ☒ Form 10-Q         ☐ Form 10-D        ☐ Form N-CEN

☐ Form N-CSR
For Period Ended:                        March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _______________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trebia Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

41 Madison Avenue, Suite 2020

Address of Principal Executive Office (Street and Number)

New York, NY 10010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Trebia Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On April  12, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” In the statement, the Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as Trebia Acquisition Corp. (the “Company”). In connection with such statement, the Company revisited its accounting for its public warrants and private placement warrants issued in connection with the Company’s initial public offering (the “Warrants”), as well as for the forward purchase agreement entered into with the Company’s anchor investor (the “FPA”), and determined that the Warrants and FPA should be treated as derivative liabilities, with changes in fair value each period reported in earnings, pursuant to Accounting Standards Codification Subtopic 815-40, Contracts in Entity's Own Equity, rather than as components of equity as the Company previously treated the Warrants and as a disclosed contractual obligation in the case of the FPA. The Company’s accounting for the Warrants and FPA as components of equity and a disclosed contractual obligation, respectively, rather than as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cashflows or cash.

On May 14, 2021, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, based on the recommendation of and after consultation with management, concluded that its unaudited interim financial statements for the quarterly periods ended June 30, 2020 and September 30, 2020, and its audited financial statements as of and for the period ended December  31, 2020 (collectively, the “Affected Periods”), as reported in the Company’s Quarterly Reports on Form 10-Q filed August 14, 2020 and November 12, 2020 and, Annual Report on Form 10-K filed on April 1, 2021, should no longer be relied upon because of the errors identified therein.

On May 18, 2021, the Company filed a Form 8-K announcing that its financial statements for the Non-Reliance Periods should no longer be relied upon. On May 18, 2021, the Company also filed a Form 10-K/A to amend the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 to restate the financial statements for the Non-Reliance Periods. The Company is reviewing the impacts of the corrections on the Company’s unaudited financial statements for the quarterly period ended March 31, 2021. As a result of the foregoing, as well as the time and dedication of resources needed to prepare the Form 10-Q, the Company was unable to provide complete financial results for the quarterly period ended March 31, 2021 and file the Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company is working diligently and currently expects to file its Form 10-Q within five calendar days, but ultimately may not be able to do so.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tanmay Kumar	646	450-9187
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trebia Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Tanmay Kumar
Name: Tanmay Kumar Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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